Roland S. Chase Partner	roland.chase@dentons.com D +1 973 912 7179 Dentons US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA T +1 973 912 7100 F +1 973 912 7199

John L. Cleary, II

Resident Managing Partner

May 6, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	James Lopez
Adam F. Turk

Re:	CNS Response, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14-A
Filed April 26, 2013
File No. 001-35527

Dear Messrs. Lopez and Turk:

By letter dated May 3, 2013, the staff (“Staff”) of the Securities and Exchange Commission provided comments on the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), which the Company filed in connection with its planned annual meeting of stockholders to be held on May 23, 2013 (the “Annual Meeting”). This letter sets forth the Company’s responses to such comments. For your convenience, we have reproduced the comments below in italics and have provided the responses immediately below the comments.

1.	We note your new plan benefits table on page 17, which lists various options that have been granted to directors, executive officers and non-executive employees during 2012 under the Plan, subject to approval of the Plan by your stockholders. We also note that these options are not included within your Summary Compensation Table, Non-Employee Director Compensation Table and your Outstanding Equity Awards at Fiscal Year End Table. Please advise us if you believe the vote is assured, given that the directors and officers, as a group, control roughly 78% of your shares outstanding. If shareholder approval is assured, please provide us with an analysis as to whether the vote is a “formality” per FASB Accounting Standards Codification (ASC) 718. It is unclear why you believe the options are “not deemed to be granted until that approval is obtained” under ASC 718. Alternatively, please revise the various tables in your proxy statement to list the options granted in 2012 at their grant date fair value. Regardless of how you choose to respond, please confirm that, after approval, these options will be included in the compensation tables in your future proxy statements.

As the Staff’s comment notes, the New Plan Benefits table on page 17 of the Preliminary Proxy Statement lists the option grants (the “Grants”) made under the Company’s 2012 Omnibus Incentive Compensation Plan (as amended, the “Plan”), which was approved by the Company’s Board of Directors on March 22, 2012, but which remains subject to adoption by the Company’s stockholders at the Annual Meeting. The Grants were made on March 22, 2012, December 10, 2012, January 14, 2013 and March 26, 2013, respectively, subject to approval by the stockholders of the Company of the Plan. Of these Grants, only the ones made on March 22, 2012 occurred within the Company’s fiscal year ended September 30, 2012. As such, only the March 22, 2012 Grants, made to two non-employee directors of the Company, appear in the Non-Employee Director Compensation Table, which provides information as of the Company’s fiscal year end, as required by Item 402(r) of Regulation S-K. Both of such Grants are reported in the table at their grant date fair value, calculated in accordance with FASB ASC Topic 718, as required by Item 402(r)(2)(iv) of Regulation S-K.

U.S. Securities and Exchange Commission
May 6, 2013

The only Grants made under the Plan to the Company’s named executive officers were made on December 10, 2012, and thus after the fiscal year ended September 30, 2012. As a result, they were neither required to be included in the Summary Compensation Table, which, in accordance with Item 402(n) of Regulation S-K, covers the fiscal years ended on September 30, 2012 and 2011, nor in the Equity Awards at Fiscal Year End Table, which, in accordance with Item 402(p) of Regulation S-K, provides information as of September 30, 2012.

 The Company confirms that, after approval of the Plan by the Company’s stockholders, the options covered by the Grants will be included in the compensation tables in its future proxy statement requiring such tables for the fiscal year ending September 30, 2013. The Company will provide in the definitive proxy statement, in the footnotes to the compensation tables, that the tables do not include options to purchase shares of common stock that were granted after the end of the fiscal year ended September 30, 2012. These footnotes will either list the number of options granted and the grantees or incorporate by reference such information from one of the other footnotes.

2.	Please add Thomas Tierney to your Non-Employee Director Compensation Table or advise.

The Company respectfully advises the Staff that Mr. Tierney did not become a director of the Company until after September 30, 2012 and did not receive any compensation from the Company during the fiscal year ended September 30, 2012, the period for which information is provided in the Non-Employee Director Compensation Table.

Please feel free to direct any questions regarding this letter to myself at (973) 912-7179 or Jeffrey Baumel at (973) 912-7189.

Very truly yours,

/s/ Roland S. Chase
Roland S. Chase

Enclosures
cc:	George Carpenter
Paul Buck